

Mail Stop 3720

June 21, 2016

David L. Dunkel
Chairman and Chief Executive Officer
Kforce, Inc.
1001 East Palm Avenue
Tampa, FL 33605

>   **Re: Kforce, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **File No. 0-26058**

Dear Mr. Dunkel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Management Discussion and Analysis

Adjusted EBITDA and Adjusted EBITDA per share, page 36

1. We note you utilize Adjusted EBITDA to evaluate not only your operating performance, but also your ability to generate cash flows and repay debt obligations. It appears that you utilize this measure as both a non-GAAP operating performance and a non-GAAP liquidity measure. Please note that Non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis in documents filed or furnished with the Commission. Please remove this per share measure or explain to us why you believe your presentation of EBITDA per share is consistent with the guidance of ASR 142 and

Item 10(e) of Regulation S-K. Refer to Question 102.05 of the updated Compliance and Disclosure Interpretation issued on May 17, 2016.

Form 8-K filed May 3, 2016

Exhibit 99.1 Earnings Release

2. Your disclosure of Adjusted EBITDA in the introduction of and throughout your earnings release is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications